Carbon Energy Corporation

1170 Broadway, Suite 1170

Denver, Colorado 80290

September 12, 2019

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attention: John Reynolds

Re:	Carbon Energy Corporation Registration Statement on Form S-1 (File No. 333-225243) Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Carbon Energy Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-225243), together with all amendments thereto, which the Registrant initially filed with the Commission on May 25, 2018 (the “Registration Statement”).

In light of current public market conditions, the Registrant has determined not to proceed with the proposed public offering of the securities to be registered under the Registration Statement at this time. Because the proposed offering will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Registrant confirms that no securities have been or will be distributed, issued or sold in connection with the public offering for which the Registration Statement was filed. Furthermore, the Registration Statement was not declared effective by the Commission.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Registrant, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Should you have any questions regarding the foregoing application for withdrawal of the Registration Statement or if withdrawal will not be granted, please contact James Marshall of Baker Botts L.L.P. at (713) 229-1156.

Sincerely,

/s/ Patrick R. McDonald
Patrick R. McDonald Chief Executive Officer

cc:	Joshua Davidson, Baker Botts L.L.P.
James Marshall, Baker Botts L.L.P.